

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 6, 2009

Mr. Patrick Bratton
Chief Financial Officer
Atlantic Broadband Finance, LLC
One Batterymarch Park, Suite 405
Quincy, MA 02169

> **Re:** **Atlantic Broadband Finance LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 26, 2009**
>
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **File No. 333-115504**

Dear Mr. Bratton:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                          Sincerely,

                          Larry Spirgel
                          Assistant Director